Exhibit 4.9
Description of Common Stock
Each share of common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. All shares of common stock currently outstanding are fully paid and nonassessable. The shares of common stock represent nonwithdrawable capital and are not subject to call for redemption. The shares of common stock are not an account of an insurable type and are not insured by the Federal Deposit Insurance Corporation or any other governmental authority.
We may pay dividends if, as and when declared by our Board of Directors, subject to compliance with limitations which are imposed by law. The holders of common stock will be entitled to receive and share equally in such dividends as may be declared by our Board of Directors out of funds legally available therefor. If we issue preferred shares, the holders thereof may have a priority over the holders of the common stock with respect to dividends.
The holders of common stock possess exclusive voting rights in Ocwen. They elect our Board of Directors and act on such other matters as are required to be presented to them under applicable law or our amended and restated articles of incorporation or as are otherwise presented to them by our Board of Directors. Each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. If we issue preferred shares, holders of the preferred shares also may possess voting rights.
If we liquidate, dissolve or wind-up, the holders of the then-outstanding common stock would be entitled to receive, after payment or provision for payment of all our debts and liabilities, all of our assets available for distribution. If preferred shares are issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.
Holders of the common stock are not entitled to preemptive rights with respect to any shares which may be issued in the future. Thus, we may sell common stock without first offering them to the then holders of the common stock.
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. All common stock issued will, when issued, be fully paid and nonassessable.